Filed Pursuant To Rule 433

Registration No. 333-189752

February 19, 2014

Posted on The New York Times: Dealbook on February 19, 2014.

February 19, 2014, 3:49 pm

Before a Bitcoin Fund Comes a Price Index

By NATHANIEL POPPER

Stock traders have the S.&P. 500. Bitcoin bettors will have the Winkdex.

The new financial index takes its name from the Winklevoss brothers, famous for their legal battle with the Facebook founder Mark Zuckerberg. The Winkdex was released publicly on Wednesday and provides a regularly updated figure for the price of Bitcoin, the virtual currency that has risen in popularity over the last year.

Tyler and Cameron Winklevoss announced the creation of the Winkdex in a regulatory filing they made on Wednesday afternoon to the Securities and Exchange Commission in connection with the Bitcoin exchange-traded fund they first applied to create last summer.

The new filing shows that the Winklevoss Bitcoin Trust is moving closer to regulatory approval despite skepticism in some investor circles. The brothers are now hoping to start the fund later this year, making it the first Bitcoin E.T.F.

“We’ve been very encouraged with how responsive and deferential the S.E.C. has been to the application,” Cameron Winklevoss said.

The brothers and their company, Math-Based Asset Services, are being represented by lawyers at Katten Muchin Rosenman who have helped shepherd some of the most popular E.T.F.’s through the regulatory process.

The Winkelvoss Bitcoin Trust is set to be traded on public stock exchanges. The fund will work with other financial firms to buy and sell Bitcoin each day to remain in line with the number of outstanding shares of the E.T.F. The so-called net asset value of the fund will be adjusted at the close of trading each day, based on the value of the Winkdex.

The brothers first filed for the trust last July, soon after publicly disclosing their own sizable holdings in Bitcoin. The brothers have also invested in several virtual currency start-ups. Their investments recently came under scrutiny after the founder of a company in which they invested, BitInstant, was arrested and charged with money laundering. The brothers said they were passive investors in the company.

The E.T.F. aims to provide an easy way for ordinary investors to bet on the future price movement of Bitcoin, which has gone through several volatile swings. Investors, though, will pay for the work that the Winklevoss’s company will do in maintaining and securing the Bitcoins held by the E.T.F. The size of the management fees have not yet been specified.

There is already one investment fund, the Bitcoin Investment Trust, that allows Americans to bet on movements in Bitcoin’s price. That currently has $50.4 million under management, but it is available only to wealthier, accredited investors, and is not publicly traded.

The new Winkdex will put the brothers in competition with a growing number of companies providing data on the virtual currency industry. The most popular index for the price of a Bitcoin is operated by Coindesk, a news and information website.

Coindesk’s Bitoin Price Index is compiled using prices from two different virtual currency exchanges. Until last week it also used the price from a third, Mt. Gox, but that was removed from the index after the exchange suspended customer withdrawals.

The Winkdex will use data from seven different exchanges and weight the prices based on the volume of trading on each exchange. Early Wednesday afternoon, the Winkdex stood at $627, up 0.7 percent from a day earlier.

A number of exchanges encountered difficulty last week after Mt. Gox exposed a problem in some of the basic Bitcoin computer code. The regulatory filing on Wednesday added a discussion of that problem. The filing also discusses the many governments that have made pronouncements about the legality of Bitcoin since the last revision to the application in October.

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated February 19, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.